UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In connection with the initial public offering by Norwegian Cruise Line Holdings Ltd. (the “Parent”) of its ordinary shares, par value $.001 per share, and the related transactions described in the Parent’s Registration Statement on Form S-1, (File No. 333-175579), as amended (the “Registration Statement”), the Parent and NCL Corporation Ltd. (the “Company”) entered into certain agreements as contemplated in the Registration Statement and described below.

Contribution and Exchange Agreements

On January 24, 2013, the Parent entered into three separate contribution and exchange agreements by and among (i) the Parent and NCL Investment Limited and NCL Investment II Ltd. (the “Apollo Agreement”); (ii) the Parent and Star NCLC Holdings Ltd. (the “Genting Agreement”); and (iii) the Parent and TPG Viking I, Inc., TPG Viking II, Inc., TPG Viking AIV III, L.P., TPG Viking I, L.P. and TPG Viking II, L.P. (the “TPG Agreement,” and together with the Apollo Agreement and the Genting Agreement, the “Contribution and Exchange Agreements”) pursuant to which the 21,000,000 ordinary shares in the Company held by the shareholders of the Company were exchanged for 176,938,668 ordinary shares of the Parent (the “Restricted Ordinary Shares”).

Amended and Restated United States Tax Agreement and Exchange Agreement

On January 24, 2013, the Parent and the Company entered into an amended and restated United States tax agreement (the “Tax Agreement”), which sets forth the terms of the partnership agreement governing the Company. On January 24, 2013, the Parent and the Company entered into an exchange agreement, which is attached as an annex to the Tax Agreement (the “Exchange Agreement”) and which provides for the exchange, subject to certain procedures and restrictions, of certain interests held by management for the Parent’s ordinary shares.

Copies of the Tax Agreement and Exchange Agreement are filed hereto as Exhibit 10.1 and incorporated herein by reference. The above descriptions of the Tax Agreement and Exchange Agreement are not complete and are qualified in their entirety by reference to those exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date: January 30, 2013	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
President and Chief Executive Officer

/s/ Wendy A. Beck
Wendy A. Beck
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Amended and Restated United States Tax Agreement (including Annex A-Exchange Agreement for NLC Corporation Ltd.), dated January 24, 2013, by and between Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd.